Room 4561
						June 27, 2005



Ms. Elissa J. Lindsoe
Chief Financial Officer
Identix Incorporated
5600 Rowland Road
Minnetonka, MN 55343

Re:	Identix Incorporated
	Form 10-K for Fiscal Year June 30, 2004
	Filed September 9, 2004
	Form 10-Q for Quarter Ended March 31, 2005
	Filed May 10, 2005
	File No. 001-09641


Dear Ms. Lindsoe:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Form 10-K for the Year Ended June 30, 2004

Note 1 - The Company and Its Significant Accounting Policies, page
51

Revenue Recognition, page 51

1. Tell us the nature and terms of your arrangements with OEM`s
and
distribution partners. You disclose on page 22 that not all relationships with these partners are formalized in written agreements and those that are formalized are often terminable. Tell us how you have considered the lack of a formal agreement, or if there is an agreement the fact that it is cancelable, when you record
revenue from OEM`s and distribution partners.   Additionally, tell
us
about any return, price protection, rotation or similar rights you offer to these customer and explain how your revenue recognition policies reflect any such rights.

2. We note that revenue from sales via third party sales channels are recognized at the time the risks and rewards are transferred. Tell us how you determine when the risks and rewards are transferred. Do your sales arrangements specifically identify when risks and rewards are transferred? As part of your response tell us the amount of revenue recognized from sales to these third parties during each year presented. Additionally, cite the authoritative literature that supports your accounting for revenue received from these parties.

3. We note that you enter into multiple-element arrangements and account for these arrangements under EITF 00-21. Tell us about the elements that are included in your multi-element arrangements. For each element, tell us how you determined whether or not the element was a separate unit and how you determined objective and reliable evidence of fair value.

4. With regards to the multiple-element arrangements for which separation of the various elements is not possible, your revenue recognition policy indicates that revenue from these arrangements is either spread evenly over the performance or deferred until all elements have been delivered. Tell us which elements are involved and why you are unable to separate the elements. Also, tell us the specific factors that determine which revenue recognition pattern you apply. Refer to the authoritative literature you relied upon in determining the revenue recognition for these arrangements.

5. For sales of stand-alone software products, your policy note indicates that you recognize revenue upon meeting the four criteria set forth in SOP 97-2, which include recognizing revenue when collectibility is "reasonably assured." Tell us how your accounting complies with paragraph 8 of SOP 97-2 where collectibility must be probable.

6. We note that you derive revenue from training and consulting services. Tell us and disclose how you are accounting for these services and what consideration you have given towards disclosure of this revenue recognition policy. To the extent service revenue is material, tell us how you considered Rules 5-03.1 and 5-03.2 of Regulation S-X with regards to your income statement presentation.

7. We note that your arrangements with government agencies involve funding arrangements. Tell us how your accounting complies with paragraph 32 of SOP 97-2.

Note 9 - Goodwill, page 65

8. We note that you recorded a $154.8 million goodwill impairment charge in the year ended June 30, 2003. It appears that majority of the goodwill impairment relates to the goodwill that was recorded in the June 2002 Visionics merger. Tell us about the events and circumstances surrounding this goodwill impairment, specifically address why such a significant write-off was warranted during the twelve months subsequent to the acquisition date. Further tell us how you determined that the remaining goodwill balance at June 30, 2004 was recoverable and not considered impaired.

Form 10-Q for the Quarter Ended March 31, 2005

Item 4.  Controls and Procedures, page 26

9. Tell us and disclose in greater detail the nature of the material weakness you identified in your disclosure. In this regard, revise to disclose when the material weakness was identified, by whom it was identified and when the material weakness began. Additionally revise to disclose the specific steps that the Company has taken to remediate the material weakness.

10. We note your disclosure that "except for the foregoing, there were no changes in the Company`s internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Melissa Rocha, Staff Accountant at (202) 551-3854 or me at
(202) 551-3730 if you have questions regarding these comments.

Sincerely,



      Craig Wilson
							Senior Assistant Chief
Accountant
??

??

??

??

Ms. Elissa J. Lindsoe
Identix Incorporated
June 27, 2005
Page 3